Exhibit 16.1


                             LETTERHEAD OF KPMG LLP







June 3, 2005


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for Bottling Group, LLC ("BG LLC") and, under the date of February 25, 2005 we reported on the consolidated financial statements of BG LLC as of December 25, 2004 and December 27, 2003 and for each of the fiscal years then ended. On June 1, 2005, our appointment as principal accountants was terminated. We have read BG LLC's statements included under Item
4.01 of its Form 8-K dated June 1, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made in the first paragraph (except for the statement that KPMG LLP has been BG LLC's independent auditors since 1999) or with the statements made in the second and sixth paragraphs.



 Very truly yours,


/s/ KPMG LLP